                                                                       EXHIBIT 2

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting Canada is the responsibility of management. Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.


 Management is responsible for the integrity and objectivity of the financial statements. Where necessary, the financial include estimates, which are based on management's informed judgments. Management has established systems of internal controls, which are designed to provide reasonable assurance those assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.


 The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the approved the consolidated financial statements.


 KPMG LLP are independent auditors appointed by Canadian Superior Energy
Inc.'s shareholders. The auditors have audited the consolidated financial statements in accordance with generally accepted auditing standards to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.


                                                       [GREG S. NOVAL SIGNATURE]

                                                       Greg S. Noval
                                                       President


20              CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Canadian Superior Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.


 We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


 In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



                                                          [KPMG LLP SIGNATURE]

 CALGARY, CANADA                                           KPMG LLP
 March 31, 2005                                            CHARTERED ACCOUNTANTS



          CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                    21

CONSOLIDATED BALANCE SHEETS DECEMBER 31

(THOUSANDS OF DOLLARS)

                                                                                  2004                 2003
                                                                          ----------------------------------
                                                                                                   RESTATED
                                                                                                   (NOTE 2)
ASSETS
Current assets
  Cash and short-term investments                                          $     1,725         $      9,328
  Accounts receivable                                                            5,808                3,540
  Nova Scotia offshore drilling security deposit (Note 12)                           -               10,000
  Prepaid expenses                                                                 593                  568
                                                                          ----------------------------------
                                                                           $     8,126         $     23,436
Nova Scotia offshore term deposits (Note 4 and 12)                              14,169               13,839
Petroleum and natural gas properties (Note 5)                                  128,716              107,474
                                                                          ----------------------------------
                                                                           $   151,011         $    144,749
                                                                          ----------------------------------
LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                 $    10,756         $     14,630
  Revolving production loan (Note 6)                                            10,750               12,550
                                                                          ----------------------------------
                                                                                21,506               27,180
Asset retirement obligation (Note 7)                                             7,177                5,979
Future income taxes (Note 8)                                                     8,778                9,220
                                                                          ----------------------------------
                                                                                37,461               42,379
                                                                          ----------------------------------
SHAREHOLDERS' EQUITY
Share capital (Note 9)                                                         114,626              102,404
Contributed surplus (Note 9)                                                     3,386                1,404
Deficit                                                                         (4,462)              (1,438)
                                                                          ----------------------------------
                                                                               113,550              102,370
                                                                          ----------------------------------
RELATED PARTY TRANSACTIONS (NOTE 10)
CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 13)
                                                                           $   151,011         $    144,749
                                                                          ----------------------------------
                                                                          ----------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board


             [GREG S. NOVAL SIGNATURE]                  [LEIGH BILTON SIGNATURE]

             Greg S. Noval                              Leigh Bilton
             Director                                   Director


 22               CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                                         YEARS ENDED DECEMBER 31

(THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                          2004                    2003
                                                                ---------------------------------------
                                                                                              RESTATED
                                                                                              (NOTE 2)
Revenue
  Oil and gas                                                    $      38,684          $       31,618
  Royalties net of royalty tax credit                                   (5,805)                 (6,050)
                                                                ---------------------------------------
                                                                        32,879                  25,568
                                                                ---------------------------------------
Expenses
  Production and operating                                               7,151                   5,992
  General and administration (Note 5)                                    4,614                   4,849
  Interest                                                               1,104                   1,456
  Depletion, amortization and accretion                                 22,177                  14,291
  Stock based compensation                                               2,612                     771
                                                                ---------------------------------------
                                                                        37,658                  27,359
                                                                ---------------------------------------

Loss from operations                                                    (4,779)                 (1,791)
Interest income                                                            493                     364
                                                                ---------------------------------------
Loss before income taxes                                                (4,286)                 (1,427)
Income taxes (reduction)
  Capital                                                                  261                     288
  Future reduction (Note 8)                                             (1,523)                   (763)
                                                                ---------------------------------------
                                                                        (1,262)                   (475)
                                                                ---------------------------------------
Net loss                                                                (3,024)                   (952)
                                                                ---------------------------------------

Deficit, beginning of year, as previously reported                        (312)                (17,057)
Accounting changes (Note 2)                                             (1,126)                   (486)
                                                                ---------------------------------------
Deficit, beginning of year, as restated                                 (1,438)                (17,543)
Reduction in stated capital (Note 9 (f))                                     -                  17,057
                                                                ---------------------------------------
Deficit, end of year                                             $      (4,462)          $      (1,438)
                                                                ---------------------------------------
                                                                ---------------------------------------
Loss per share                                                   $       (0.03)          $       (0.01)
                                                                ---------------------------------------
                                                                ---------------------------------------
Diluted loss per share                                           $       (0.03)          $       (0.01)
                                                                ---------------------------------------
                                                                ---------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                  23

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

(THOUSANDS OF DOLLARS)


                                                                                         2004                2003
                                                                               -----------------------------------
                                                                                                         RESTATED
                                                                                                         (NOTE 2)
CASH PROVIDED BY (USED IN)

OPERATIONS
  Net loss                                                                       $     (3,024)       $       (952)
  Items not involved in cash for operations
    Depletion, depreciation and accretion                                              22,177              14,291
    Stock based compensation                                                            2,612                 771
    Future income taxes reduction                                                      (1,523)               (763)
                                                                               -----------------------------------
  Funds from operations                                                                20,242              13,347
  Change in non cash working capital (Note 3)                                          (2,541)              5,108
                                                                               -----------------------------------
                                                                                       17,701              18,455
                                                                               -----------------------------------

FINANCING
  Issue of shares                                                                      12,673              74,195
  Redemption (issue) of Nova Scotia offshore term and security deposits, net            9,670             (11,807)
  Increase (repayment) of revolving production loan                                    (1,800)              7,400
                                                                               -----------------------------------
                                                                                       20,543              69,788
                                                                               -----------------------------------

INVESTING ACTIVITIES
  Acquisition of oil and gas assets                                                    (1,070)            (54,160)
  Exploration and development expenditures                                            (41,151)            (29,835)
  Change in non-cash working capital (Note 3)                                          (3,626)              5,080
                                                                               -----------------------------------
                                                                                      (45,847)            (78,915)
                                                                               -----------------------------------
Increase (decrease) in cash and short term investments                                 (7,603)              9,328
Cash and short term investments, beginning of year                                      9,328                   -
                                                                               -----------------------------------
Cash and short term investments, end of year                                     $      1,725       $       9,328
                                                                               -----------------------------------
                                                                               -----------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


24               CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 1 - ACCOUNTING POLICIES
      a) Principles of consolidation - The consolidated financial statements include the accounts of the Corporation and the accounts of its wholly-owned subsidiaries.

      b) Cash and short-term investments - Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

      c) Depletion and Amortization Canadian Superior Energy Inc. is engaged in the acquisition, exploration, development and production of oil and gas principally in Canada. The Corporation follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on nonproducing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.
         The costs are amortized using the unit-of-production method based upon the estimated proved oil and gas reserves, before royalties, as determined by the Corporation's independent engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.
         Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

         The Corporation performs a ceiling test in a two-stage test performed at least annually:

         i) Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

          ii) If impairment is indicated by applying the calculations described in i) above, the Corporation will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Corporation's credit-adjusted risk-free rate of interest, using forecast prices and costs.

         Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

      d) Joint Ventures - The Corporation's exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Corporation's proportionate interest in such activities.

      e) Income Taxes - The Corporation follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

      f) Revenue recognition - Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

      g) Flow-through shares - The Corporation, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities. The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada). The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability.

      h) Measurement Uncertainty - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Corporation's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

      i) Per Share Amounts - The Corporation follows the treasury stock method for the computation of diluted per share amounts. This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.


          CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 2 - CHANGE IN POLICY

      a)  STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS
          Effective January 1, 2004, the Corporation retroactively adopted the new Canadian standard for "Stock Based Compensation". This standard requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. Per the transitional provisions, adoption requires that compensation expense be calculated and recorded in the statement of operations for options and warrants issued on or after January 1, 2003.

      b)  ASSET RETIREMENT OBLIGATIONS
          Effective January 1, 2004 the Corporation retroactively adopted the new Canadian standard for "Asset Retirement Obligations". This standard requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets to be recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Prior to January 1, 2004, the Corporation provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

      c)  HEDGING RELATIONSHIPS
          The Corporation has implemented new Canadian accounting guidelines for hedging relationships, which address the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives.

      d)  IMPACT OF  POLICY CHANGES ON 2003 FINANCIAL STATEMENTS
          The adoption of the new accounting policies for stock based compensation and asset retirement obligations has been applied retroactively with the following impact on the 2003 comparative figures:

Balance Sheet - debit (credit)
  Petroleum and natural gas properties                                      $     4,797
  Asset Retirement Obligation                                                    (5,979)
  Provision for Future Site Restoration                                           1,634
  Future Income Taxes                                                              (174)
  Contributed Surplus                                                            (1,404)
  Deficit, end of year                                                            1,126
  Deficit, beginning of year                                                        486
                                                                         ---------------
                                                                         ---------------

Statement of operations - debit (credit)
  Depletion, amortization and accretion                                     $     1,027
  Future site restoration                                                        (1,223)
  Stock based compensation                                                          771
  Future income tax reduction                                                        65
                                                                         ---------------
                                                                         ---------------
  Decrease in net income                                                    $       640
                                                                         ---------------
                                                                         ---------------
  Loss per share - basic and diluted                                        $     (0.01)
                                                                         ---------------
                                                                         ---------------

26                 CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 3 - CHANGES IN NON-CASH WORKING CAPITAL AND OTHER CASH FLOW INFORMATION

                                                                             2004                   2003
                                                                           CHANGE                 CHANGE
                                                                ------------------       ----------------
Accounts Receivable                                                 $      (2,268)         $         714
Nova Scotia offshore drilling security deposit                             10,000                (10,000)
Prepaid expenses                                                              (25)                 1,156
Accounts payable                                                           (3,874)                 8,318
                                                                ------------------       ----------------
  Change in non-cash working capital                               $        3,833          $         188
                                                                ------------------       ----------------
Related to:
Operating activity                                                  $      (2,541)         $       5,108
Financing activity                                                         10,000                (10,000)
Investing activity                                                         (3,626)                 5,080
                                                                ------------------       ----------------
  Change in non-cash working capital                               $        3,833          $         188

Interest paid during year                                          $        1,104          $       1,456
                                                                ------------------       ----------------
Taxes paid during year                                             $          271          $          76
                                                                ------------------       ----------------
                                                                ------------------       ----------------

NOTE 4   NOVA SCOTIA OFFSHORE TERM DEPOSITS

     Under the terms of the licenses referred to in Note 12(a), the Corporation has assigned term deposits totaling $14,169,000 (2003 - $13,839,000). Accordingly, this amount has been classified as a noncurrent asset. To the extent that the expenditures are not incurred within the period allowed, the Corporation would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.

NOTE 5   PETROLEUM AND NATURAL GAS PROPERTIES

                                                                    Accumulated
                                                                  Depletion and
                                                      Cost         Amortization                 Net
                                                ----------------------------------------------------
2004                                             $ 173,157             $ 44,441           $ 128,716
2003 - restated (Note 2)                           131,221               23,747             107,474

Future development costs related to proven undeveloped reserves of $3,647,000 (2003 - $3,453,000) have been included in the depletion base calculation at December 31, 2004.

At December 31, 2004, the Corporation has excluded $28,746,000 (2003 - $27,281,000) of oil and gas properties relating to unproved properties from costs subject to depletion, including $2.7 million relating to its interests in Trinidad and Tobago.

General and administrative expenses totaling $4,445,000 (2003 - $4,063,000), of which $767,000 (2003 - $390,000) pertained to the Nova Scotia project, that were directly related to exploration and development activities have been capitalized for the year ended December 31, 2004.

The benchmark prices, on which the ceiling test is based, are as follows:

                       WTI Crude Oil       Exchange Rate       Edmonton Light Crude       AECO Natural Gas
Year                      US$/bbl             US$/CDN$               CDN$/bbl                CDN$/mmbtu
2005                       42.00                0.82                  50.25                     6.60
2006                       40.00                0.82                  47.75                     6.35
2007                       38.00                0.82                  45.50                     6.15
2008                       36.00                0.82                  43.25                     6.00
2009                       34.00                0.82                  40.75                     6.00
2010                       33.00                0.82                  39.50                     6.00

Benchmark prices increase at a rate of 2.0% per year for both oil and natural gas after 2010. Adjustments were made to the benchmark prices above, for purposes of the ceiling test, to reflect forward contracts the Corporation has in place, varied delivery points and quality differentials in the products delivered. For the years ended December 31, 2003 and 2004, no ceiling test write-down was required.


         CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                     27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


NOTE 6   REVOLVING PRODUCTION LOAN

     At December 31, 2004 the Corporation had a demand revolving production loan facility (the "facility") with a Canadian chartered bank of $24,000,000 of which it had drawn $10,750,000. The facility bears interest at prime plus 0.75% on the first $22.5 million of the facility and prime plus 1.0% on the excess. The facility is secured by a $50 million first floating charge demand debenture on the assets of the Corporation and a general security agreement covering all of the assets of the Corporation. The facility expires May 31, 2005 unless extended. The Corporation is currently reviewing alternatives for replacement of its $24.0 million revolving production loan facility and is confident such financing will be available if required.

NOTE 7   ASSET RETIREMENT OBLIGATION

     The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

As at December 31 ($000's)                                                     2004               2003
                                                                       --------------     --------------
Asset retirement obligation, beginning of year                           $     5,979       $      1,043
Liabilities incurred                                                             900              4,652
Accretion expense                                                                456                284
Technical revision                                                              (158)                 -
                                                                       --------------     --------------
Asset retirement obligation, end of year                                 $     7,177       $      5,979
                                                                       --------------     --------------
                                                                       --------------     --------------

The technical revision was the result of adjusting the credit adjusted risk free rate to 8.5% for wells drilled in 2004 from 7.0% used in 2003 and prior. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $14,197,000 (2003 11,791,000) which will be incurred between 2015 and 2017.

NOTE 8  INCOME TAXES

     The net future income tax liability is comprised of:

     a) Summary of temporary differences giving rise to future income tax liability:

                                                                       2004                2003
                                                               -----------------------------------
                                                                                       Restated
                                                                                       (Note 2)
Future income tax liabilities

  Oil and gas assets in excess of tax balances                   $   12,628         $   13,470
Future income tax assets

  Share issue costs                                                  (1,437)            (2,180)
  Asset retirement obligation                                        (2,413)            (2,070)
                                                               -----------------------------------
                                                                     (3,850)            (4,250)
                                                               -----------------------------------
Net future income tax liability                                  $    8,778         $    9,220
                                                               -----------------------------------
                                                               -----------------------------------

     b) Reconciliation of income taxes calculated at the Canadian statutory rate of 38.6% (2003 40.6%) with actual income taxes:

                                                                                2004                 2003
                                                                        ----------------------------------
                                                                                                 Restated
                                                                                                 (Note 2)
Loss before income taxes                                                 $   (4,286)          $   (1,427)
                                                                        ----------------------------------
Combined federal and provincial income tax rate                               38.6%                40.6%
                                                                        ----------------------------------
Computed income tax reduction                                            $   (1,654)          $     (579)
Increase (decrease) resulting from:
  Non deductible Crown Royalties, net of ARTC                                 1,224                1,755
  Resource Allowance                                                         (1,397)              (1,474)
  Stock based compensation                                                    1,008                  313
  Tax adjustment from rate change and other                                    (704)                (778)
                                                                        ----------------------------------
                                                                         $   (1,523)          $     (763)
                                                                        ----------------------------------
                                                                        ----------------------------------

28                 CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

NOTE 9  SHARE CAPITAL

     a)   Authorized:
          Unlimited number of common shares
          Unlimited number of preferred shares

     b)   Voting common shares issued:

                                                                           Number                   Amount
                                                                    ---------------------------------------
     Balance at January 1, 2003                                            65,032            $      49,927

     Reduction of stated capital                                                -                  (17,057)
     Issued for cash                                                       22,440                   35,000
     Issued upon exercise of stock options                                  1,625                    1,601
     Issued upon exercise of warrants                                       1,206                    2,412
     Issued for cash on flow-through shares                                 5,798                   17,765
     Tax benefits renounced on flow-through shares                              -                   (6,396)
     Issue costs, net of future tax reduction of $1,915                         -                   (3,157)
                                                                    ---------------------------------------
       Balance, as at December 31, 2003                                    96,101                   80,095
                                                                    ---------------------------------------
                                                                    ---------------------------------------

     Issued upon conversion of special warrants                             7,543                   22,834
     Issued upon exercise of stock options                                  1,299                    1,462
     Issued upon exercise of $2.00 purchase warrants                        3,002                    6,004
     Issued upon exercise of $3.20 purchase warrants                          484                    1,549
     Issued for cash on flow-through shares                                 1,377                    3,443
     Tax benefits renounced on flow-through shares                              -                   (1,188)
     Issue costs, net of future tax reduction of $106                           -                     (203)
     Value of stock compensation for exercised options                          -                      630
                                                                    ---------------------------------------
       Balance, as at December 31, 2004                                   109,806            $     114,626
                                                                    ---------------------------------------
                                                                    ---------------------------------------

     c)  Special warrants issued:

                                                                             Number                 Amount
                                                                    ---------------------------------------
     Balance at January 1, 2003                                                   -         $            -
     Issued for cash:
       Flow-through special warrants                                            143                    500
       Tax benefits renounced on flow-through special warrants                    -                   (180)
       Special warrants                                                       7,225                 21,989
                                                                    ---------------------------------------
     Balance at December 31, 2003                                             7,368                 22,309

     Special warrants issued for cash                                           175                    525
     Converted upon issuance of common shares                                (7,543)               (22,834)
                                                                    ---------------------------------------
     Balance at December 31, 2004                                                 0         $            0
                                                                    ---------------------------------------
                                                                    ---------------------------------------

     On February 6, 2004 the Corporation filed a short form prospectus qualifying the distribution of: (a) 7,400,180 common shares and 2,466,726 common share purchase warrants upon the exercise of the 7,225,180 special warrants issued on December 16th and 24th, 2003 (as above) and an additional 175,000 special warrants issued on January 12, 2004 and (b) 142,857 flow-through common shares upon the exercise of 142,857 flow-through special warrants issued on December 31, 2003 (as above).

     d)   Purchase Warrants issued:

          i) On March 20, 2003, the Corporation issued 9.0 million units for gross proceeds of $13.6 million, relating to a best efforts unit offering. Each $1.50 unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase a common share until March 19, 2004 at a price of $2.00 per common share.


            CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     The following table summarizes the $2.00 purchase warrant activity:

                                                                              Number
                                                                         -------------
     Balance at January 1, 2003                                                    -
     Issued March 20, 2003                                                     4,574
     Exercised, total as at December 31, 2003                                 (1,206)
                                                                         -------------
     Balance, as at December 31, 2003                                          3,368
     Exercised January 1 - March 19, 2004                                     (3,002)
     Unexercised, and expired as of March 20, 2004                              (366)
                                                                         -------------
     Outstanding, as at December 31, 2004                                          0
                                                                         -------------
                                                                         -------------



          ii) As described in Note 9(c) in February 2004, the Corporation filed a short form prospectus qualifying the distribution of 2,466,726 common share purchase warrants.

               The following table summarizes this $3.20 purchase warrant activity:

                                                                            Number
                                                                         -------------
     Balance, as at December 31, 2003                                           -
     Issued February 6, 2004                                                2,467
     Exercised                                                               (484)
     Expired                                                               (1,983)
                                                                         -------------
     Balance, as at December 31, 2004                                           0
                                                                         -------------
                                                                         -------------

     e)   Stock options:

          The Corporation has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in equal increments over a three year period. An option's maximum term is ten years.

                                                                 2004                                         2003
                                         -------------------------------------------------------------------------------------------
                                                                       Weighted Average                                  Weighted
                                             Number of Options              price              Number of Options       Average price
                                         -------------------------------------------------------------------------------------------
     Balance, beginning of year                    5,133              $     1.29                     5,841         $       1.12
       Forfeited                                  (2,170)                   1.57                     (188)                 1.35
       Exercised                                  (1,299)                   1.13                   (1,625)                 0.99
       Granted                                     5,707                    1.85                     1,105                 1.73
                                         -------------------------------------------------------------------------------------------
     Balance, end of year                          7,371              $     1.66                     5,133         $       1.29
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------

The following table summarizes information about the stock options outstanding at December 31, 2004:

                          Options Outstanding                                          Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                        Weighted Average
                                          of Remaining
                         Number of      Contractual Life      Weighted Average         Number of            Weighted Average
Exercise Price            Options           (years)            Exercise Price           Options              Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$  0.80-1.00                762              4.32                 $    0.82                762                 $    0.82
   1.01-1.50              1,533              7.73                      1.29              1,041                      1.27
   1.51-2.00              3,854              9.17                      1.73              1,048                      1.79
   2.00-3.00              1,222              8.82                      2.45                446                      2.69
------------------------------------------------------------------------------------------------------------------------------------
$  0.80-3.00              7,371              8.35                 $    1.66              3,297                 $    1.52
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

30               CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          YEARS ENDED DECEMBER 31, 2004 AND 2003
                         (TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


     A modified Black-Scholes option pricing model, with the following weighted average assumptions was used to estimate the fair value of options on the date of the grant, for the inclusion as stock based compensation expense:

                                                                      2004             2003
                                                                -----------------------------
          Risk free interest rate (%)                                  4.0              4.0
          Expected lives (years)                                       5.0              5.0
          Expected volatility (%)                                     93.9             65.0
          Dividend per share                                          0.00             0.00

     The grant date weighted average fair value of options issued during 2004 was $1.31 per option.

     The impact of adopting the new accounting standard for stock based compensation on the Balance sheet is:

         CONTRIBUTED SURPLUS                                                   2004            2003
                                                                   ---------------------------------
         Restated Opening Balance                                    $       1,404      $      633
         Additions from issuance of stock options                            2,612             771
         Reduction from exercise of stock options                             (630)              0
                                                                   ---------------------------------
         Closing balance                                             $       3,386      $    1,404
                                                                   ---------------------------------
                                                                   ---------------------------------

      f) On June 27, 2003, at the Corporation's Annual Meeting of
         Shareholders, a special resolution was approved authorizing a reduction in the stated capital account for the common shares of the Corporation of $17,057,000, being the Corporation's deficit as at December 31, 2002.

      g) During the year ended December 31, 2004, the Corporation entered into flow-through share agreements to issue 1,377,000 common shares for cash consideration of $3,442,500 and to renounce $3,442,500 of qualified expenditures.

      h) During the year ended December 31, 2003, the Corporation entered into flow-through share agreements to issue 5,941,000 common shares for cash consideration of $18,265,000 and to renounce $18,265,000 of qualified expenditures.

      i) Per share amounts for Loss per share were calculated using the weighted average number of common shares outstanding of 106,465,000 for 2004 and 85,082,000 for 2003. The exercise of stock options and warrants would be anti-dilutive in 2004 and 2003.

NOTE 10  RELATED PARTY TRANSACTIONS

      a) During the year ended December 31, 2004, the Corporation paid $628,000 (2003 - $912,000) for oilfield equipment rentals to a company controlled by a director and for aircraft rentals to a company controlled by an officer and director of the Corporation. During the year, the Corporation paid $107,000 (2003 - nil) to a company controlled by an officer and director of the Corporation for consulting services. At December 31, 2004, accounts receivable included a $27,000 advance on expenditures to an officer and director of the Corporation. This amount was recovered subsequent to December 2004. In November 2004, the Corporation entered into farm-out and participation agreements of operations with a corporation controlled by an officer and director of the Corporation in respect of the Corporation's
         East Coast and Trinidad prospects. The corporation has the right to paticipate on a promoted basis for 16 2/3% of Canadian Superior's costs of the East Coast wells and 33 1/3 % of Canadian Superior's costs of certain earning wells in Trinidad.

      b) In March 2003, the Corporation received $1.5 million from a company controlled by an officer and director of the Corporation. The amount was fully repaid by the Corporation in November 2003, including interest in the amount of $99,986.

NOTE 11  RISK MANAGEMENT

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity, or the market interest rate on the revolving production loan.
  A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Corporation's oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.
  The Corporation is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Corporation is exposed to a floating interest rate on its revolving production loan.
  The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.
  At December 31, 2004, the Corporation had the following contracts in place:


           CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT                   31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(TABULAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

     Contract                  Volume                     Price                          Term
     --------                  ------                     -----                          ----
     NATURAL GAS
     Fixed Price               1,000 gj per day           $9.37/gj (Aeco)                January 1   March 31, 2005
     Costless Collar           1,000 gj per day           $7 to $13.50/gj (Aeco)         January 1   March 31, 2005

     CRUDE OIL
     Fixed Price               100 bbls per day           $44.25 USD/bbl WTI             January 1   March 31, 2005

     At December 31, 2004, the estimated fair value of the above financial instruments was a gain of $358,000.

     During 2004, the Corporation's hedging activities resulted in a loss of $496,000 which was recorded as a decrease in oil and gas revenues during the period.

NOTE 12  CONTINGENCIES AND COMMITMENTS

      a) Nova Scotia: During 2000, 2001 and 2003, the Corporation acquired six exploration licenses from the Canada - Nova Scotia Offshore Petroleum Board. These licenses are for a period of nine years in total, subject to certain requirements being met during the first five years. As a condition of the licenses, the Corporation is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures. The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security deposit in an amount of $250,000. At December 31, 2004, as a result of the Corporation having made certain expenditures, the Corporation had fulfilled its work expenditures on two of the six exploration licenses. The remaining four exploration licenses are currently owned 100 percent by the Corporation and have aggregate work expenditure outstanding of $57,877,000, and as such the Corporation has $14,469,000 in term deposits assigned to the Canada - Nova Scotia Offshore Petroleum Board, of which $14,169,000 is long term, and $300,000 is a current receivable relating to applications submitted for refunds. Under the terms of the Mariner I-85 exploration drilling program, the Corporation had a $10,000,000 drilling security deposit posted with the Canada - Nova Scotia Offshore Petroleum Board at December 31, 2003. This deposit, with interest, was returned to the Corporation in March 2004.

      b) Flow-through Expenditures: At December 31, 2004, the Corporation had yet to incur approximately $3.4 million of Canadian exploration expenses which were renounced for tax purposes. These expenses must be incurred by December 31, 2005.

      c) Litigation and Claims: The Corporation is involved in various claims and litigation arising in the ordinary course of business. In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Corporation's financial position. The Corporation maintains insurance, which in the opinion address any unforeseen claims.

         During 2004, a number of class action proceedings were initiated against the Corporation and certain of its directors and officers in the United States District Court, Southern District of New York, in the Ontario Superior Court of Justice and the Quebec Superior Court by Plaintiffs alleging to have purchased securities of the Corporation and alleging they suffered damages resulting from statements by the Corporation regarding the Corporation's Mariner I-85 exploration well drilled offshore Nova Scotia. The Corporation and the individuals involved categorically deny these allegations and have advised the Corporation's insurer of the same. The Corporation views these actions to be without merit and intends to aggressively deal with these matters.

      d) Prospect Commitment Fee: During 2002, the Corporation received a $10 million prospect commitment fee related to its "Marquis"
         Prospect Offshore Nova Scotia. In the event that any natural gas or other hydrocarbons in commercial quantities are produced from a well on the "Marquis" Prospect, the Corporation will be obligated to repay the amount in 12 quarterly installments following commencement of commercial production.

      e) Lease Obligations: The Corporation has entered into agreements to lease premises and equipment requiring future minimum payments totaling $4,727,000. Minimum annual payments during the next five fiscal years are as follows:

                2005               $      1,312,000
                2006               $      1,269,000
                2007               $      1,036,000
                2008               $        891,000
                2009               $        219,000


NOTE 13  SUBSEQUENT EVENTS
      a) Hedging Subsequent to December 31, 2004 the Corporation entered into a foreword `costless collar' transaction of oil with a floor price of $43.85 USD/bbl and a ceiling of $51.00 USD/bbl on 100 bbls/d for the period April 1, 2005 through December 31, 2005.


32             CANADIAN SUPERIOR ENERGY INC. 2004 ANNUAL REPORT